Investment Strategy Updates

Effective January 16, 2015, PIMCO Corporate and Income Strategy Fund amended an existing nonfundamental investment policy, such that the Fund (i) will not normally invest more than 20% of its total assets in debt instruments, other than mortgage related and other asset backed securities, that are, at the time of purchase, rated CCC or lower by Standard and Poors Financial Services, LLC (S and P) and Fitch, Inc. and Caa1 or lower by Moodys Investors Services Inc. (Moodys), or that are unrated but determined by PIMCO to be of comparable quality, and (ii) may invest without limitation in mortgage-related and other assetbacked securities regardless of rating.
Prior to the amendment, the Fund (i) would usually attempt to maintain a portfolio with an average credit quality that is investment grade, rated at least Baa3 by Moodys or BBB by S and P or based, with respect to unrated securities, on comparable credit quality determinations made by PIMCO; (ii) within the investment grade spectrum, would tend to focus on corporate debt obligations rated in the lowest investment grade category (Baa by Moodys or BBB by S and P); (iii) had the flexibility to invest up to 50% of its total assets in debt securities that are below investment grade quality, including unrated securities, with no exception for mortgage related or other asset backed securities; and (iv) would normally focus such investments in the highest non investment grade category (rated Ba by Moodys or BB by S and P).

Effective December 22, 2014, PIMCO Corporate and Income Strategy Fund amended an existing non fundamental investment policy, such that the Fund may now invest up to 40% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the relevant countrys local currency with less than 1 year remaining to maturity). Prior to the amendment, PIMCO Corporate & Income Strategy Fund could invest up to 10% of its total assets in securities of issuers located in emerging market countries.

In addition, effective December 22, 2014, PIMCO Corporate and Income Strategy Fund adopted a non fundamental investment policy permitting the Fund to invest without limitation in investment grade sovereign debt denominated in the relevant countrys local currency with less than 1 year remaining to maturity, subject to applicable law and any other restrictions described in the Funds prospectus, Statement of Information or shareholder reports in effect from time to time.

In addition, PIMCO Corporate and Income Strategy Fund has adopted the following investment policy:

The Fund may invest up to 20% of its total assets in common stocks and other equity securities from time to time, including those it has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security.